LORETO CORP.
                               415 Laurel St. #219
                               San Diego, CA 92101
                              Phone (775) 352-4165
                               Fax (775) 201-0195


February 12, 2007

Mr. John Stickle
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20005

RE: Loreto Corp.
    Form SB-2 Registration Statement
    Filed January 23, 2007
    File No. 333-140148

Dear Mr. Stickle:

Per your telephone conversation with our legal counsel, Joseph Emas, we submit the following as a part of our amended registration statement.

     1. We have eliminated the "all or none" language throughout the document and clarified that it is on a "best efforts" basis.

     2. We have clarified that there is no separate bank account to receive funds from the offering.

     3. We have clarified that funds, once received, will be immediately available to the company and will not be returned to the investor.

     4. Currently dated consents from the auditor and attorney have been included.

Thank you for your assistance in this matter.

Very truly yours,


/s/ Magdalena Cruz
-----------------------------
Magdalena Cruz, President